UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of September 2017

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg, Chief Financial Officer

Dated: September 29, 2017

Camtek Ltd. and its Subsidiaries Interim Condensed Consolidated Financial Statements As of June 30, 2017 (Unaudited)

Camtek Ltd. and its Subsidiaries

Interim Unaudited Condensed Consolidated Financial Statements as at June 30, 2017

Contents

Camtek Ltd. and its Subsidiaries

Interim Unaudited Condensed Consolidated Balance Sheets

(In thousands)

		June 30,	December 31,
		2017	*2016
	Note	U.S. Dollars (in thousands)
Assets

Current assets
Cash and cash equivalents	5A	27,122	19,740
Trade accounts receivable, net		21,371	22,066
Inventories	5B	20,681	16,647
Due from affiliated companies	7	367	-
Other current assets	5C	1,506	2,039
Current assets held for sale	8	27,030	25,018

Total current assets		98,077	85,510

Property, plant and equipment, net	5D	15,618	13,725

Long term inventory	5B	1,390	1,461
Deferred tax assets		9,543	**4,073
Other assets, net		270	270
Intangible assets, net	5E	474	519

		11,677	6,323

Total assets		125,372	105,558

Liabilities and shareholders’ equity

Current liabilities
Trade accounts payable		12,515	10,304
Other current liabilities	5F	29,308	14,722
Due to affiliated companies	7	-	18
Current liabilities held for sale	8	9,423	6,482

Total current liabilities		51,246	31,526

Long term liabilities
Liability for employee severance benefits		928	667
		928	667

Total liabilities		52,174	32,193

Shareholders’ equity
Ordinary shares NIS 0.01 par value, 100,000,000 shares authorized at June 30, 2017 and at December 31, 2016;
37,490,367 issued shares at June 30, 2017 and 37,440,552 at December 31, 2016;
35,397,991 shares outstanding at June 30, 2016 and 35,348,176 at December 31, 2016;	3	148	148
Additional paid-in capital		76,874	76,463
Accumulated deficit		(1,926)	(1,348)
		75,096	75,263
Treasury stock, at cost (2,092,376 as of June 30, 2017 and December 31, 2016)		(1,898)	(1,898)

Total shareholders' equity		73,198	73,365

Total liabilities and shareholders' equity		125,372	105,558

* The financial position of the PCB business is presented as discontinued operations. See also Note 1.
** Reclassified – see Note 2B

The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

Camtek Ltd. and its Subsidiaries

Interim Unaudited Condensed Consolidated Statements of Operations

(In thousands, except share data)

		Six months ended June 30,		Three months ended June 30,		Year ended December 31,
		2017	*2016	2017	*2016	*2016
	Note	U.S. dollars		U.S. dollars		U.S. dollars
Revenues		43,828	36,669	22,682	19,835	79,228
Cost of revenues		22,384	18,665	11,527	9,828	41,807
Reorganization and impairment		-	-	-	-	4,931

Gross profit		21,444	18,004	11,155	10,007	32,490

Research and development costs		6,852	6,497	3,413	3,295	12,630
Selling, general and
administrative expenses	6A	11,159	10,887	5,754	5,936	21,900
Reorganization and impairment		-	-	-	-	(4,059)
Expenses from settlement	9A	13,000	-	13,000	-	-
		31,011	17,384	22,167	9,231	30,471

Operating income (loss)		(9,567)	620	(11,012)	776	2,019

Financial expenses, net	6B	(209)	(379)	(56)	(160)	(847)

Income (loss) from continuing operations before taxes		(9,776)	241	(11,068)	616	1,172

Income tax benefit (expense)		5,364	(147)	5,404	(108)	(303)

Net income (loss) from continuing operations		(4,412)	94	(5,664)	508	869

Discontinued operations *
Income from discontinued operations
Income before tax benefit (expense)		4,339	1,499	1,981	984	4,450
Income tax benefit (expense)		(505)	(284)	(194)	(207)	(585)

Income from discontinued operation		3,834	1,215	1,787	777	3,865

Net income (loss)		(578)	1,309	(3,877)	1,285	4,734

Net income (loss) per ordinary share:

Basic earnings from continuing operation	(0.12)	0.00	(0.16)	0.01	0.02

Basic earnings from discontinued operation	0.11	0.03	0.05	0.02	0.11

Basic net earnings	(0.02)	0.04	(0.11)	0.04	0.13

Diluted earnings from continuing operation	(0.12)	0.00	(0.16)	0.01	0.02

Diluted earnings from discontinued operations	0.11	0.03	0.05	0.02	0.11

Diluted net earnings	(0.02)	0.04	(0.11)	0.04	0.13

Weighted average number of
ordinary shares outstanding:

Basic	35,359	35,348	35,369	35,348	35,348

Diluted	35,359	35,359	35,369	35,358	35,376

The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

* The financial position of the PCB business is presented as discontinued operations. See also Note 1.

Camtek Ltd. and its Subsidiaries

Interim Unaudited Condensed Consolidated Statements of Shareholders’ Equity

					Retained
	Ordinary Shares		Number of	Additional	earnings		Total
	NIS 0.01 par value		Treasury	paid-in	(accumulated	Treasury	shareholders'
	Number of	U.S. Dollars	Shares	capital	losses)	stock	equity
	Shares	(in thousands)	U.S. Dollars (in thousands)
Balances at
December 31,
2015	37,440,552	148	(2,092,376)	76,034	(6,082)	(1,898)	68,202

Share-based
compensation
expense	-	-	-	429	-	-	429
Net income	-	-	-	-	4,734	-	4,734
Balances at
December 31, 2016	37,440,552	148	(2,092,376)	76,463	(1,348)	(1,898)	73,365

Share-based
compensation
expense	-	-	-	229	-	-	229
Exercise of share
options	49,815	*	-	182	-	-	182
Net loss	-	-	-	-	(578)	-	(578)

Balances at
June 30, 2017	37,490,367	148	(2,092,376)	76,874	(1,926)	(1,898)	73,198

*    Less than $1 thousand

The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

Camtek Ltd. and its Subsidiaries

Interim Unaudited Condensed Consolidated Statements of Cash Flows

(In thousands, except share data)

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2017	*2016	2017	*2016	*2016
	U.S. dollars		U.S. dollars		U.S. dollars
Cash flows from operating activities:
Net income (loss)	(578)	1,309	(3,877)	1,285	4,734
Adjustments to reconcile net income to net cash
provided by (used in) operating activities:
Depreciation and amortization	1,016	912	520	460	1,961
Deferred tax expense (benefit)	(5,470)	120	(5,470)	120	(97)
Share based compensation expense	229	201	114	122	429
Provision for bad debts, net	-	(66)	-	-	(234)
Revaluation of liabilities	-	183	-	93	(4,774)

Changes in operating assets and liabilities:
Trade accounts receivable, net	1,027	(4,118)	(1,744)	(2,287)	(5,316)
Inventories	(4,655)	(4,973)	(2,145)	(1,815)	(251)
Due (to) from affiliates, net	(385)	(22)	(318)	(591)	536
Other current assets	533	(770)	1,126	56	(1,144)
Trade accounts payable	2,211	61	(36)	(326)	277
Other current liabilities	1,586	(197)	1,486	(313)	1,827
Liability in respect of settlement	13,000	-	13,000	-	-
Loss from litigation	-	-	-	-	(14,600)
Liability for employee severance benefits, net	261	137	61	73	62

Net cash provided by (used in) operating
activities of continued operations	8,775	(7,223)	2,717	(3,123)	(16,590)

Cash provided by operating activities of discontinued operations	948	1,160	1,087	1,534	(758)
Net cash provided by (used in) operating
activities	9,723	(6,063)	3,804	(1,589)	(17,348)
Cash flows from investing activities:
Repayment of short-term deposits	-	-	-	-	7,875
Purchase of fixed assets	(2,152)	(576)	(974)	(283)	(1,293)
Purchase of intangible assets	(20)	(108)	(13)	(20)	(183)

Net cash provided by (used in) investing
activities from continuing operations	(2,172)	(684)	(987)	(303)	6,399

Cash used in investing activities of discontinued operations	(19)	(72)	(14)	(14)	(164)
Net cash provided by (used in) investing
activities	(2,191)	(756)	(1,001)	(317)	6,235

Cash flows from financing activities:
Proceeds from exercise of share options	182	-	182	-	-
Payment to OCS	-	-	-	-	(4)

Net cash provided by financing activities from continuing activities	182	-	182	-	(4)

Cash provided by financing activities of discontinued operations	-	-	-	-	-
Net cash provided by (used in) investing
activities	182	-	182	-	(4)

Effect of change in exchange rate on cash	(332)	(70)	(140)	73	24

Net increase (decrease) in cash and cash
equivalents	7,382	(6,889)	2,845	(1,833)	(11,093)
Cash and cash equivalents at beginning of
the period	19,740	30,833	24,277	25,777	30,833

Cash and cash equivalents at end of the
period	27,122	23,944	27,122	23,944	19,740

* The financial position of the PCB business is presented as discontinued operations. See also Note 1.

* The Company re-classified cash flows from discontinued operations. See Note 1.

	Six months ended June 30,
	2017	2016
	U.S. Dollars (In thousands, except per share data)
Supplementary cash flows information:

Interest paid	-	88

Income taxes paid	696	124

The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

Camtek Ltd. and its Subsidiaries

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

Note 1 - Nature of Operations

Camtek Ltd. (“Camtek” or “Company”), an Israeli corporation, is controlled by (44.26%) Priortech Ltd. (“Parent”), an Israeli corporation listed on the Tel-Aviv Stock Exchange. Camtek provides automated and technologically advanced solutions dedicated to enhancing production processes, increasing products yield and reliability, enabling and supporting customers’ latest technologies in the semiconductor fabrication and Printed Circuit Boards (PCB) industries.

In July 2017, the Company announced that it had signed a definitive agreement with an affiliate of Principle Capital, a Shanghai-based private-equity fund, to sell its PCB business for $35 million, of which $32 million will be paid in cash upon closing and an additional amount of up to $3 million conditioned upon the PCB business’ financial performance in 2018.

Closing was completed on September 29, 2017. As part of the closing process, the Company paid a sum of approximately $2.1 million to the Israel Innovation Authority (formerly known as the Office of the Chief Scientist). This amount will be recorded in September 30, 2017 results.

Note 2 - Basis of Preparation

A.	Statement of compliance

The accompanying unaudited condensed consolidated interim financial statements have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information and do not include all of the information required for full annual financial statements. They should be read in conjunction with the audited consolidated financial statements and footnotes included in the Company’s 2016 annual consolidated financial statements, which were filed with the U.S. Securities and Exchange Commission as part of the Company’s annual report on Form 20-F for the year ended December 31, 2016.

In the opinion of management of the Company, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three and six-month periods ended June 30, 2017 are not necessarily indicative of the results that may be expected for the year ended December 31, 2017 or for any other future period.

All notes in these consolidated financial statements, with the exception of Note 8, were re-classified and relate only to continued operations.

Camtek Ltd. and its Subsidiaries

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

Note 2 - Basis of Preparation

B.	Recent Accounting Pronouncements

In November 2015, the FASB issued ASU No. 2015-17, “Balance Sheet Classification of Deferred Taxes”. ASU 2015-17 requires entities to present all deferred tax assets and liabilities, along with any related valuation allowance, as non-current on the balance sheet. The guidance is effective for interim and annual periods beginning after December 15, 2016. Due to the implementation of ASU 2015-17, the Company re-classified current tax assets to non-current.

In March 2016, the Financial Accounting Standards Board (“FASB”) issued guidance on stock compensation. The guidance is intended to simplify several aspects of the accounting for share-based payments, including income tax consequences, classification of awards as either equity or liabilities, and classification in the statement of cash flows. The guidance is effective for fiscal years beginning after December 15, 2016, including interim periods within that year. The Company chose to account for forfeitures when they occur from the period starting January 1, 2017.

Camtek Ltd. and its Subsidiaries

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

Note 3 - Shareholders’ Equity

A.           General

The Company shares are traded on the NASDAQ Global Market under the symbol of CAMT, and also listed and traded on the Tel-Aviv stock exchange.

B.           Exercise of Stock Options

In the second quarter of 2017, 49,815 share options were exercised.

C.            Stock Option Plan

In October 2014, the Company adopted a 2014 Share Plan and its corresponding Sub-Plan for Grantees Subject to United States Taxation and Sub-Plan for Grantees Subject to Israeli Taxation which replaced the 2003 Share Option Plan. The total number of options that may be granted under the 2014 Share Option Plan is 3,000,000 options.

In September 2017, 159,100 stock options and 89,000 Restricted Share Units (RSUs) were granted by the Company. The options and the RSUs vest over a four year period.

In March 2016, 522,500 stock options were granted by the Company. The options vest over a four year period and have a value of $617 thousand.

Camtek Ltd. and its Subsidiaries

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

Note 4 – Segment Information

In the Consolidated Financial Statements as of December 31, 2016, the Company presented two operating segments. Due to the sale of the PCB business as described in Note 1, the PCB segment is presented as discontinued operations and the continuing operations contain one operating segment.

Substantially all fixed assets are located in Israel and substantially all revenues are derived from shipments to other countries. Revenues are attributable to geographic areas/countries based upon the destination of shipment of products and related services as follows:

	Six months ended June 30,		Year ended December 31,
	2017	2016	2016
	U.S. Dollars (in thousands)
Asia- Other	18,698	7,369	22,782
China and Hong Kong	9,733	8,277	16,133
Taiwan	7,691	15,346	23,796
United States	3,009	2,869	8,200
Western Europe	2,402	1,257	4,787
Japan	2,295	1,551	3,530

	43,828	36,669	79,228

Note 5 - Supplementary Financial Statements Information

A.            Cash and cash equivalents

The Company’s cash and cash equivalent balance at June 30, 2017 and December 31, 2016 is denominated in the following currencies:

	June 30,	December 31,
	2017	2016
	U.S. Dollars (in thousands)
US Dollars	22,617	15,209
New Israeli Shekels	2,796	1,054
Chinese RMB	877	1,211
Euro	349	1,548
Other currencies	483	718

	27,122	19,740

Camtek Ltd. and its Subsidiaries

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

Note 5 - Supplementary Financial Statements Information (cont’d)

B.            Inventories

	June 30,	December 31,
	2017	2016
	U.S. Dollars (in thousands)
Components	9,155	8,047
Work in process	6,791	5,179
Finished products (including systems at customer locations not yet sold)	6,125	4,882

	22,071	18,108

Inventories are presented in:

	June 30,	December, 31
	2017	2016
	U.S. Dollars (in thousands)
Current assets	20,681	16,647
Long-term assets	1,390	1,461

	22,071	18,108

C.           Other Current Assets

	June 30,	December 31,
	2017	2016
	U.S. Dollars (in thousands)
Prepaid expenses	441	280
Advances to suppliers	507	12
Due from Government institutions	341	1,741
Other	217	6

	1,506	2,039

D.            Property, Plant and Equipment, Net

	June 30,	December, 31
	2017	2016
	U.S. Dollars (in thousands)
Land	863	863
Building	12,528	11,109
Machinery and equipment	6,358	5,519
Office furniture and equipment	1,048	798
Computer equipment and software	4,054	3,749
Automobiles	87	87
Leasehold improvements	493	490
	25,431	22,615

Less accumulated depreciation	(9,813)	(8,890)

	15,618	13,725

Camtek Ltd. and its Subsidiaries

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

Note 5 - Supplementary Financial Statements Information (cont’d)

E.            Intangible Assets, Net

	June 30,	December, 31
	2017	2016
	U.S. Dollars (in thousands)
Patent registration costs	1,448	1,429

Accumulated amortization and impairment	974	910

Total intangible asset, net	474	519

F.            Other Current Liabilities

	June 30,	December, 31
	2017	2016
	U.S. Dollars (in thousands)
Liability in respect of settlement	13,000	-
Accrued employee compensation and related benefits	5,474	5,547
Commissions	4,791	4,177
Advances from customers and deferred revenues	2,540	1,418
Accrued warranty costs	1,670	1,715
Accrued expenses	1,058	1,102
Government institutions	775	763

	29,308	14,722

G.          Income Taxes

The Company recognized tax assets in the amount of $4,495 on previously recorded capital losses. The Company expects to utilize these assets in full during the third quarter of 2017 upon the finalization of the sale of the PCB business.

Camtek Ltd. and its Subsidiaries

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

Note 6 - Statements of Operations

A.	Selling, general and administrative expenses
	Six months ended June 30,
	2017	2016
	U.S. Dollars (in thousands)
Selling (1)	6,722	6,625
General and administrative	4,437	4,262

	11,159	10,887

(1) Including shipping and handling costs	271	295

B.            Financial income (expenses), net

	Six months ended June 30,
	2017	2016
	U.S. Dollars (in thousands)
Interest expense	-	(297)
Interest income	15	69
Re-evaluation expense on liabilities to the OCS	-	(183)
Other, net	(224)	32

	(209)	(379)

Note 7 - Balances and Transactions with Related Parties

A.           Balances with related parties:
	June 30,	December 31,
	2017	2016
	U.S. Dollars (in thousands)
Accounts receivable	-	-
Due from (to) affiliated companies	367	(18)

B.            Transactions with related parties:

	Six months ended June 30,
	2017	2016
	U.S. Dollars (in thousands)
Purchases from Priortech and affiliates	(13)	(1)
Interest income from Priortech	15	69
Sales to Priortech and affiliated companies	-	-

Unpaid balances between Priortech and its subsidiaries in Israel and the Company bear interest of 5.5%.

Camtek Ltd. and its Subsidiaries

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

Note 8 – Discontinued Operations

As discussed in Note 1, the Company has signed an agreement to sell its PCB business, which it has determined represents a strategic shift. Accordingly, the assets and liabilities of the PCB business have been segregated and reported as held for sale in the consolidated balance sheets as of June 30, 2017 with comparative presentation for December 31, 2016. Furthermore, the activities of the PCB business have been segregated and reported as discontinued operations in the consolidated statements of income for all periods presented.

The following table presents a reconciliation of the carrying amount of major classes of assets and liabilities of the discontinued operation to total assets and liabilities of the disposal group classified as held for sale in the consolidate balance sheets as of June 30, 2017 and December 31, 2016.

	June 30,	December 31,
	2017	2016
	U.S. Dollars (In thousands)
Assets included as part of discontinued operations
Current assets
Trade accounts receivable, net	14,789	13,934
Inventories	10,051	8,801
Due from affiliated companies	100	95
Other current assets	523	708

Total current assets	25,463	23,538

Property, plant and equipment, net	321	384

Long-term inventory	827	646
Deferred tax asset	104	104
Intangible assets, net	315	346

	1,246	1,096

Total assets included as part of discontinued operations	27,030	25,018

Liabilities included as part of discontinued operations

Current liabilities
Trade accounts payable	3,039	2,679
Other current liabilities	6,217	3,600

Total current liabilities	9,256	6,279

Long-term liabilities
Liability for employee severance benefits	167	203

Total liabilities included as part of discontinued operations	9,423	6,482

Camtek Ltd. and its Subsidiaries

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

Note 8 – Discontinued Operations

The following table presents a reconciliation of the major classes of line items constituting pretax profit of discontinued operations to after-tax profit reported in discontinued operations for the three- and six-month periods ended June 30, 2017 and 2016, and the year ended December 31, 2016:

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2017	2016	2017	2016	2016
	U.S. dollars		U.S. dollars		U.S. dollars
Revenues from discontinued operations	21,299	15,069	11,663	7,445	30,295
Cost of revenues	12,726	10,003	7,593	4,708	18,800

Gross profit from discontinued operations	8,573	5,066	4,070	2,737	11,495

Research and development costs	1,856	1,586	957	805	3,266
Selling, general and administrative expenses	2,234	1,993	1,080	970	3,632
	4,090	3,579	2,037	1,775	6,898

Operating income from discontinued operations	4,483	1,487	2,033	962	4,597

Financial income (expenses), net	(144)	12	(52)	22	(147)

Income from discontinued operations	4,339	1,499	1,981	984	4,450

Income tax	(505)	(284)	(194)	(207)	(585)

Income from discontinued operations	3,834	1,215	1,787	777	3,865

Camtek Ltd. and its Subsidiaries

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

Note 9 - Subsequent Events

A.
In July 2017, the Company announced that it had reached a settlement with Rudolph Technologies Inc. (NASDAQ: RTEC) relating to pending patent lawsuits that Rudolph filed against the Company and that the Company filed against Rudolph. According to the settlement, the Company will pay Rudolph the sum of $13 million and each side will dismiss their claims against each other with prejudice. The settlement further gives the Company a perpetual right to sell its existing products, the Condor, Gannet and Eagle, as well as future products, without any claim of patent infringement from any of the patent families that the Company had been sued on.  The Company granted similar rights to Rudolph on Camtek's patent for Kerf inspection.

In addition, the parties agreed to a quiet period of three years, during which neither party may file any action seeking damages against the other party. The Company recorded the payment to Rudolph as a one-time expense in its second quarter 2017 results.

Operating and Financial Review and Prospects.

A.	Operating Results

General

The following discussion of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and the notes to those statements included therein, which have been prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.

Segment Information

Until the end of 2013, we operated under one reporting segment. As of the first quarter of 2014, following a change in the role of the Company's chief operating decision-maker (the "CODM") the Company operates under two reportable segments.

The Company's segment information has been prepared in accordance with ASC 280, "Segment Reporting." Operating segments are defined as components of an enterprise engaging in business activities about which separate financial information is available and such information is evaluated regularly by the CODM in deciding how to allocate resources and assess performance. The Company's CODM is its Chief Executive Officer, who evaluates the Company's performance and allocates resources based on segment revenues and operating income.

The Company's reportable segments are as follows: semiconductor fabrication industry ("Microelectronics Segment") and PCB industry ("PCB Segment").

Microelectronics Segment: The semiconductor fabrication industry produces integrated circuits on silicon (or other semiconductor materials) wafers; each wafer contains numerous integrated circuits dices which are small block of semiconducting material on which a given functional circuit is fabricated.

PCB Segment: A PCB is the basic platform that supports and interconnects a broad range of electronic components, such as integrated circuit devices, resistors, capacitors, coils and the like, and enables them to operate as an electronic system. PCBs consist of traces, or lines, of conductive material, such as copper, laminated on either a rigid or a flexible insulating base.

In July 2017, the Company announced that it had signed a definitive agreement with an affiliate of Principle Capital, a Shanghai-based private-equity fund, to sell its PCB business. Closing was completed on September 29, 2017. In the consolidated financial statements the activities of the PCB business have been segregated and reported as discontinued operations in the consolidated statements of income for all periods presented. The consolidated financial statements include the continuing operations as one operating segment.

Overview

We design, develop, manufacture and market automated solutions dedicated for enhancing production processes and yield for the semiconductor fabrication, principally based on two core technologies: AOI and FIT.

We sell our systems internationally. The vast majority of sales of our systems in 2017 were to manufacturers in the Asia Pacific region, including China, South East Asia, Korea and Taiwan, due to, among other factors, the migration of the electronic manufacturers into this region following the development and growth of electronics industry centers in such region.

In the first half of 2017, our sales to customers in the Asia Pacific region accounted for approximately 90% of our total revenues. We expect this trend of most of our revenues coming from customers in the Asia Pacific region to continue in the foreseeable future.

In addition to revenues derived from the sale of systems and related products, we generate revenues from providing maintenance and support services for our products. We generally provide a one-year warranty with our systems. Accordingly, service revenues are not earned during the warranty period.

In normal market conditions, the demand for our systems is characterized by short notice. To meet customers' needs for quick delivery and to realize the competitive advantage of the ability to do so, we have to pre-order components and subsystems based on our forecast of future orders, rather than on actual orders. This need is compounded by the fact that, in times of increasing demand in our markets, our suppliers and subcontractors tend to extend their delivery schedules or fail to meet their delivery deadlines. To compensate for these unscheduled delays, we build inventories further into the future, which increases the risk that our forecast may not correspond to our actual future needs. The uncertainties involved in these longer-term estimates during regular times of business expansion tend to increase the level of component and subsystem inventories. Compared to our sales cycles for repeat orders from existing customers, we have longer sales cycles for new customers in our markets as well as for new customers in new markets. In addition, the selling cycle in our markets may typically take several quarters from first contact to revenue recognition, including on-site evaluation. Naturally, repeat orders take less time. Still, a significant portion of our finished goods inventory consists of systems under evaluation and demonstration systems.

Critical Accounting Policies

Critical accounting policies are those that are, in management’s view, most important to the portrayal of a company’s financial condition and results of operations and most demanding on their calls on judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. We believe our most critical accounting policies relate to:

Revenue Recognition.  The Company recognizes revenue from sales of its products when the products are installed at the customer’s premises and are operating in accordance with its specifications, signed documentation of the arrangement, such as a signed contract or purchase order, has been received, the price is fixed or determinable and collectability is reasonably assured. In the limited circumstances when the products are installed by a trained distributor acting as an end user, revenue is recognized upon delivery to the distributor assuming all other criteria for revenue recognition are met.

Our revenue recognition policy requires that we use judgment to determine whether collectability is reasonably assured. Judgment is used for each customer on a case-by-case basis, and, among other factors, we take into consideration the individual customer’s payment history and its financial strength, as demonstrated by its financial reports or through a third‑party credit check. In some cases, we secure payments by a letter of credit or other instruments.

Service revenues consist mainly of revenues from maintenance contracts and are recognized ratably over the contract period.

We apply ASU No. 2014-09, "Revenue from Contracts with Customers." ASU 2014-09 is a comprehensive new revenue recognition model that requires a company to recognize revenue to depict the transfer of goods or services to a customer at an amount that reflects the consideration it expects to receive in exchange for those goods or services. ASU 2014-09 also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract.

Our multiple deliverables usually consist of product sales and non-standard warranties. A non-standard warranty is one that is for a period longer than 12 months. Accordingly, a non-standard warranty is deferred as unearned revenue and is recognized ratably as revenue commencing with and over the applicable warranty term.

We routinely evaluate our products for inclusion of any embedded software that is more than incidental thereby requiring consideration of ASC Subtopic 985-605, "Software Revenue Recognition".  Based on such evaluation, we concluded that none of our products have such embedded software.

Valuation of Accounts Receivable.  We review accounts receivable to determine which are doubtful of collection. In making this determination of the appropriate allowance for doubtful accounts, we consider information at hand regarding specific customers, including aging of the receivable balance, evaluation of the security received from customers, our history of write-offs, relationships with our customers and the overall credit worthiness of our customers. Changes in the credit worthiness of our customers, the general economic environment and other factors may impact the level of our future write-offs.

Valuation of Inventory.  Inventories consist of completed systems, partially completed systems and components, and are recorded at the lower of cost, determined by the moving – average basis, or market. We review inventory for obsolescence and excess quantities to determine that items deemed obsolete or excess inventory are appropriately reserved. In making the determination, we consider forecasted future sales or service/maintenance of related products and the quantity of inventory at the balance sheet date, assessed against each inventory item’s past usage rates and future expected usage rates. Changes in factors such as technology, customer demand, competing products and other matters could affect the level of our obsolete and excess inventory in the future.

In the first half of 2017 no inventory write off was made. In the year 2016 we wrote-off inventory in the amount of approximately $4.8 million. The write off amounts are included in the item line called "Cost of products sold", in the consolidated statements of operations. The write offs create a new cost basis and are a permanent reduction of inventory cost. The write-off in the amount of approximately $4.8 million in 2016 related to our decision to reorganize our current mode of operation with respect to our FIT activity; Inventory that is not expected to be converted or consumed in the following 12 months is classified as non-current. As of June 30, 2017, a $1.4 million portion of our inventory was classified as non-current. Management periodically evaluates our inventory composition, giving consideration to factors such as the probability and timing of anticipated usage and the physical condition of the items, and then estimates a charge (reducing the inventory) to be provided for slow moving, technologically obsolete or damaged inventory. These estimates could vary significantly from actual requirements based upon future economic conditions, customer inventory levels or competitive factors that were not foreseen or did not exist when the inventory write-offs were established.

Intangible assets. Patent registration costs are capitalized at cost and amortized, beginning with the first year of utilization, over its expected life of ten years.

Provisions for contingent liabilities. A contingency (provision) in accordance with ASC Topic 450-10-05, Contingencies, is an existing condition or situation involving uncertainty as to the range of possible loss to the entity. A provision for claims is recognized if it is probable (likely to occur) that a liability has been incurred and the amount can be estimated reasonably. Provisions in general are highly judgmental, especially in cases of legal disputes. We assess the probability of an adverse event if the probability is evaluated to be probable, we are required to fully provide for the total amount of the estimated contingent liability. We continually evaluate our pending provisions to determine if accruals are required. It is often difficult to accurately estimate the ultimate outcome of a contingent liability. Different variables can affect the timing and amount we provide for certain contingent liabilities. Our assessments are therefore subject to estimates made by us and our legal counsel, adverse revision in our estimates of the potential liability could materially impact our financial condition, results of operations or liquidity.

Valuation of Long Lived Assets. We apply ASC Subtopic 360-10, "Property, Plant and Equipment".  This Statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future cash flows expected to be generated by the asset.  If the carrying amount of the long lived asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized as computed by subtracting the fair market value of the asset from its carrying value. We prepared future cash flows based on our best estimates including projections and financial statements, future plans and growth estimates.

Income Taxes. We account for income taxes under ASC Subtopic 740-10 Income Taxes – Overall.  Deferred tax assets or liabilities are recognized in respect of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts as well as in respect of tax losses and other deductions which may be deductible for tax purposes in future years, based on tax rates applicable to the periods in which such deferred taxes will be realized. The rates applied are those enacted in law as of June 30, 2017. In assessing the realizability of deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and during which the carry-forwards are available. Valuation allowances are established when necessary to reduce deferred tax assets to the amount considered more likely than not to be realized.

Our financial statements include deferred tax assets, net, which are calculated according to the above methodology. If there is an unexpected critical deterioration in our operating results and forecasts, we would have to increase the valuation allowance with respect to those assets. We believe that it is more likely than not that those net deferred tax assets included in our financial statements will be realized in subsequent years.

Stock Option and Restricted Share Plans. We account for our employee stock-based compensation awards in accordance with ASC Topic 718, Compensation - Stock Compensation. ASC Topic 718 requires that all employee stock‑based compensation is recognized as a cost in the financial statements and that for equity-classified awards such cost is measured at the grant date fair value of the award. We estimate grant date fair value using the Black‑Scholes-Merton option‑pricing model. When calculating this equity-based compensation expense we took into consideration awards that are ultimately expected to vest. Therefore, this expense has been reduced for estimated forfeitures.

Comparison of Period to Period Results of Operations

The following table presents consolidated statement of operations data for the periods indicated as a percentage of total revenues from continuing operations:

	Six Months Ended June 30,
	2017	2016
Revenues	100.0%	100.0%
Cost of revenues	51.1%	50.9%
Gross profit	48.9%	49.1%
Operating expenses:
Research and development, net	15.6%	17.7%
Selling and marketing	15.3%	18.1%
General and administrative	10.2%	11.6%
Expenses from settlement	29.7%	0.0%
Total operating expenses	70.8%	47.4%
Operating income	(21.9)%	1.7%
Financial (expenses), net	(0.5%	(1.0)%
Income tax (expenses) benefit	12.2%	(0.4)%
Net income from continuing operations	(10.2)%	0.3%
Income from discontinued operations
Income before tax expense, net	9.9%	4.1%
Income tax expenses	(1.2)%	(0.8)%
Net income from discontinued operations	8.7%	3.3%

Net income (loss	(1.5)%	3.6%

Six months Ended June 30, 2017 compared to Six months ended June 30, 2016

Revenues. Revenues increased by 20% to $43.8 million in 2017 from $36.7 million in 2016. Sales of all products increased by 19% to $41.3 million in 2017 from $34.6 million in 2016.

Service fees increased by 19% to $2.5 million in 2017 from $2.1 million in 2016.

Gross Profit. Gross profit consists of revenues less cost of revenues, which includes the cost of components, production materials, labor, depreciation, factory and service center overheads and provisions for warranties. These expenditures are only partially affected by sales volume. Our total gross profit increased to $21.4 million in 2017 from $18.0 million in 2016, an increase of $3.4 million, or 19%. Our gross margin decreased slightly to 48.9% in 2017, compared to a gross margin of 49.1% in 2016, primarily due to product mix.

Research and Development Costs. Research and development expenses consist primarily of salaries, materials consumption and costs associated with subcontracting certain development efforts. Total research and development expenses for 2017 increased to $6.9 million from $6.5 million in 2016.

Selling, General and Administrative Expenses. Selling, general and administrative expenses consist primarily of expenses associated with salaries, commissions, promotion and travel, professional services and rent costs. Our selling, general and administrative expenses increased by 3% to $11.2 million in 2017 from $10.9 million in 2016, mainly due to an increase in agents’ commissions.

Expense from Settlement. In July 2017, the Company reached a settlement with Rudolph Technologies, Inc. relating to pending patent lawsuits that Rudolph filed against the Company and that the Company filed against Rudolph. According to the settlement, the Company will pay Rudolph the sum of $13 million and each side will dismiss their claims against each other with prejudice. The Company recorded a reserve for the agreed amount in its financial statements for six month period ended June 30, 2017.

Financial Expenses, Net. We had net financial expense of $0.2 million in 2017, compared to net financial expense of $0.4 million in 2016. These changes mainly relate to changes in foreign currency income (expense) resulting from transactions not denominated in U.S. Dollars.

Provision for Income Taxes. Income tax benefit was $5.4 million in compared to expense of $0.2 million in 2016. This was due to the recognition of tax assets in the amount of $5.0 million on capital losses. We expect to utilize these assets in full during the third quarter of 2017 upon the finalization of the sale of the PCB business.

Net Income. We realized a net loss of $0.6 million in 2017 compared to net income of $1.3 million in 2016, in light of the factors discussed above and the discontinued operations’ results.

        B. Liquidity and Capital Resources

       Our cash and cash equivalent balances totaled approximately $27.1 million on June 30, 2017 and $19.7 million on December 31, 2016. Our cash is invested in bank deposits spread among several banks, primarily in Israel.  The amounts do not reflect our obligation to pay a settlement expense of $13 million, which was recorded as a liability on June 30, 2017 and was paid in the third quarter of 2017.

      From our inception through June  30, 2017 we raised approximately $36.0 million from our initial public offering in 2000, approximately $6.1 million in a rights offering of ordinary shares to our then existing shareholders in 2002, $14.5 million from a private placement to Israeli institutional investors in 2006, $5.0 million as a convertible loan from FIMI Opportunity Fund, L.P. and FIMI Israel Opportunity Fund, L.P. (all of which was paid in three equal portions in 2008, 2009 and 2010), and $11.9 million in a public offering of our shares in May 2015.

      Our working capital was approximately $46.8 million in 2017 and $54.0 million in 2016. The decrease is mainly attributed to the settlement liability.

      Our capital expenditures during the first half of 2017 were approximately $2.2 million, mainly due to the construction of a new building at our headquarters and support of our operating activities.

Cash flow from operating activities

      Net cash and cash equivalents provided by operating activities for the six months ended June 30, 2017, totaled $9.8 million. Net cash and cash equivalents used in operating activities for the twelve month ended December 31, 2016 totaled $17.3 million. The main reason for the negative cash flow in 2016 was a litigation payment of $14.6 million.

      During 2017, cash provided by operating activities was primarily attributed to the positive net income offset partially by the fact payment of the settlement amount was not made until the third quarter.

Cash flow from investing activities

Cash flow used in investing activities in 2017 was $2.2 million, primarily due to investment in fixed and intangible assets